Jeffrey S. Marks, Esq.

9 Chatelaine

Newport Coast, California 92657

(949) 887-8877

November 10, 2020

Via Edgar

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attn: Michael C. Foland

Re:	Flower Turbines, Inc. Offering Statement on Form 1-A File No. 024-11330

Dear Mr. Foland:

This letter is submitted on behalf of our client, Flower Turbines, Inc. (the “Company”), regarding the Company’s offering statement on Form 1-A, filed September 30, 2020.  The following are the Company’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), specified in the Commission’s letter dated October 27, 2020; referencing where appropriate, the revisions made in Amendment No. 1 to the Form 1-A which was filed on or about the date of this letter. For your convenience, we have included each of your comments before each of the Company’s responses, and they correspond to the headings and order of the paragraphs in your letter.  References in this letter to “we,” “our” or “us” mean the Company as the context may require.

Cover Page

1.	Comment: You disclose the company is offering up to 200,000 shares of common stock and 40,000 bonus shares. Please include the bonus shares in the total number of shares being offered, such as in the table on the cover page of the offering circular as well as in Part I, Item 4 of Form 1-A. In addition, include the bonus shares and the processing fees investors will pay to StartEngine Primary, LLC in the aggregate offering price attributable to securities being offered on behalf of the issuer in Part I, Item 4 of Form 1-A. Further, confirm that the processing fees will be included in the aggregate purchase price paid by an investor when calculating the maximum amount non-accredited investors may invest under Rule 251(d)(2)(i)(C).

Response: We have revised our disclosure in accordance with the Staff’s comments. As disclosed in the fourth footnote to the table on the cover page, the investor fee is included in the Total Maximum offering amount since it counts towards the rolling 12-month maximum offering amount that we are permitted to raise under Regulation A.

Plan of Distribution

Bonus Shares; Discounted Price for Certain Investors, page 16

2.	Comment: Please clarify whether investors will pay the 3.5% processing fee to StartEngine Primary on any bonus shares they receive.

Response: Investors shall not pay the processing fee on bonus shares. We have revised our disclosure to reflect the same.

Use of Proceeds, page 18

3.	Comment: We note that you will absorb the cost of the issuance of any bonus shares. Please clarify if the estimated offering expenses of $2,054,000 include the costs associated with the issuance of the bonus shares.

Response: We have revised our disclosure in accordance with the Staff’s comments.

Our Business

The Market, page 24

4.	Comment: Please revise to provide the sources for the statistic you cite in the following sentence concerning the amount of market size: "The global Small Wind Turbines market size is expected to gain market growth in the forecast period of 2020 to 2025, with a CAGR of 17.4% in the forecast period of 2020 to 2025 and is expected to reach USD $316.7 million by 2025, from USD $166.6 million in 2019."

Response: We have revised our disclosure in accordance with the Staff’s comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 27

5.	Comment: Please revise to disclose how long you are able to operate with your amount of current capital.

Response: We have revised our disclosure in accordance with the Staff’s comments.

Security Ownership of Management and Certain Security Holders, page 31

6.	Comment: We note that your Chief Executive Officer and Director, Dr. Mark Daniel Farb, beneficially owns 732,100 shares of common stock. However, it is noted that All Directors and Officers as a group hold no shares. Please revise.

Response: We have revised our disclosure in accordance with the Staff’s comments.

Financial Statements , page F-3

7.	Comment: Please update your financial statements through the appropriate interim period. Refer to paragraph (c) of Part F/S of the General Instructions to Form 1-A.

Response: We have revised our disclosure in accordance with the Staff’s comments.

General

8.	Comment: Please provide us with an analysis that supports your belief that your principal place of business is in the United States or Canada. In your analysis, address where your officers and management live and work and what operations of the company are conducted in the United States or Canada. Refer to Securities Act Rule 251(b)(1) and, for additional guidance, please see Securities Act Rules Compliance and Disclosure Interpretation 182.03.

Response: Dr. Farb, the sole executive officer and director of the Company, owns an apartment in Long Island, New York, from where he primarily manages the business.

The changes reflected in Amendment No. 1 have been made in response to the Staff’s comments and for the purpose of updating and revising certain other information. I hope this response letter and the amendments to the above referenced filing adequately address the issues raised in your comment letter.

If you should require any additional information or clarification, please do not hesitate to contact me at 949-887-8877.

Very truly yours,

/s/ Jeffrey S. Marks

Jeffrey S. Marks